UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-38313

Amber International Holding Limited

(Registrant’s name)

1 Wallich Street, #30-02 Guoco Tower, Singapore 078881

Tel: +65 60220228

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Change of Auditor

Amber International Holding Limited (Nasdaq: AMBR) (“Amber International” or the “Company”) today announced that it has appointed Prouden HK Limited (“Prouden”) as its independent registered public accounting firm, effective July 28, 2026. Prouden replaces WWC, P.C. (“WWC”), the former independent registered public accounting firm of the Company, which the Company dismissed on the same date. The change of the Company’s independent auditor has been approved by the audit committee of the board of directors of the Company.

The audit report of WWC on the Company’s consolidated financial statements for the fiscal years ended December 31, 2025 and 2024 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. The report of WWC on the effectiveness of internal control over financial reporting as of December 31, 2025 expressed an adverse opinion as a result of the existence of material weaknesses described in Item 15 of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025. During the fiscal years ended December 31, 2025 and 2024 and the subsequent interim period through July 28, 2026, there have been (i) no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) with WWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of WWC, would have caused it to make reference thereto in its reports on the Company’s consolidated financial statements for such years, and (ii) no reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F), except for the material weaknesses in internal control over financial reporting disclosed in Item 15 of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025.

During the fiscal years ended December 31, 2025 and 2024 and the subsequent interim period through July 28, 2026, neither the Company nor anyone acting on its behalf consulted with Prouden regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company nor oral advice was provided to the Company that Prouden concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of the instructions to Form 20-F), or a reportable event (as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F).

The Company provided WWC with a copy of the foregoing disclosures and requested that WWC furnish a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the foregoing disclosures. A copy of WWC’s letter, dated July 28, 2026, is filed as Exhibit 99.1 hereto.

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the year ending December 31, 2026 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F, and plans to incorporate Exhibit 99.1 by reference into its Form 20-F to the extent necessary to satisfy such reporting obligations.

EXHIBIT INDEX

Number	Description of Document

99.1	Letter from WWC, P.C. to the Securities and Exchange Commission, dated July 28, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amber International Holding Limited

By:	/s/ Josephine Ngai
Name:	Josephine Ngai
Title:	Chief Financial Officer

Date: July 28, 2026

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